Exhibit 99.1

Unaudited Attributed Financial Information for Tracking Stock Groups

The following tables present Liberty Media Corporation’s (“Liberty” or the “Company”) assets and liabilities as of June 30, 2025, revenue and expenses for the three and six months ended June 30, 2025 and 2024 and cash flows for the six months ended June 30, 2025 and 2024. The tables further present our assets, liabilities, revenue, expenses and cash flows that are attributed to the Liberty Formula One Group (the “Formula One Group”), the Liberty Live Group and the Liberty SiriusXM Group (prior to the Liberty Sirius XM Holdings Split-Off, as defined in note 1), respectively. The financial information should be read in conjunction with our condensed consolidated financial statements for the six months ended June 30, 2025 included in this Quarterly Report on Form 10-Q.

Notwithstanding the following attribution of assets, liabilities, revenue, expenses and cash flows to the Formula One Group, the Liberty Live Group and the Liberty SiriusXM Group (prior to the Liberty Sirius XM Holdings Split-Off, as defined in note 1), our tracking stock capital structure does not affect the ownership or the respective legal title to our assets or responsibility for our liabilities. We and our subsidiaries are each responsible for our respective liabilities. Holders of Liberty Formula One common stock and Liberty Live common stock are holders of our common stock and are subject to risks associated with an investment in our company and all of our businesses, assets and liabilities. The issuance of Liberty Formula One common stock and Liberty Live common stock does not affect the rights of our creditors.

SUMMARY ATTRIBUTED FINANCIAL DATA

Formula One Group

Summary Balance Sheet Data:

	June 30,	December 31,
	2025	2024

	amounts in millions
Cash and cash equivalents	$3,140	2,631
Investments in affiliates, accounted for using the equity method	$33	33
Goodwill	$4,135	4,134
Intangible assets subject to amortization, net	$2,570	2,689
Total assets	$12,485	11,759
Long-term debt, including current portion	$3,030	2,992
Attributed net assets	$7,852	7,388

Summary Statement of Operations Data:

	Three months ended		Six months ended
	June 30,		June 30,
	2025	2024	2025	2024

	amounts in millions
Revenue	$1,341	988	1,788	1,575
Cost of Formula 1 revenue	$(779)	(639)	(1,065)	(918)
Selling, general and administrative expense (1)	$(111)	(96)	(212)	(188)
Operating income (loss)	$280	59	213	154
Interest expense	$(49)	(53)	(97)	(108)
Share of earnings (losses) of affiliates, net	$(2)	(2)	(5)	(5)
Realized and unrealized gains (losses) on financial instruments, net	$160	(1)	242	47
Income tax (expense) benefit	$(73)	1	(49)	(22)
Earnings (loss) attributable to Liberty stockholders	$382	24	404	101
(1)	Includes stock-based compensation of $6 million and $6 million for the three months ended June 30, 2025 and 2024, respectively, and $8 million and $18 million for the six months ended June 30, 2025 and 2024, respectively.

Liberty Live Group

Summary Balance Sheet Data:

	June 30,	December 31,
	2025	2024

	amounts in millions
Cash and cash equivalents	$308	325
Investments in affiliates, accounted for using the equity method	$589	458
Total assets	$1,371	1,223
Long-term debt, including current portion	$1,769	1,556
Attributed net assets	$(511)	(359)

Summary Statement of Operations Data:

	Three months ended		Six months ended
	June 30,		June 30,
	2025	2024	2025	2024
Selling, general and administrative expense (1)	$(7)	(2)	(11)	(4)
Operating income (loss)	$(7)	(2)	(11)	(4)
Share of earnings (losses) of affiliates, net	$73	85	77	64
Income tax (expense) benefit	$49	(36)	54	(16)
Earnings (loss) attributable to Liberty stockholders	$(178)	134	(195)	61
(1)	Includes stock-based compensation expense of $2 million and $1 million for the three months ended June 30, 2025 and 2024, respectively, and $2 million and $2 million for the six months ended June 30, 2025 and 2024, respectively.

BALANCE SHEET INFORMATION

June 30, 2025

(unaudited)

	Attributed (note 1)
		Liberty
	Formula One	Live	Inter-Group	Consolidated
	Group	Group	Eliminations	Liberty

	amounts in millions
Assets
Current assets:
Cash and cash equivalents	$3,140	308	—	3,448
Trade and other receivables, net	143	1	—	144
Other current assets	510	—	—	510
Total current assets	3,793	309	—	4,102
Investments in affiliates, accounted for using the equity method (note 1)	33	589	—	622

Property and equipment, at cost	1,012	—	—	1,012
Accumulated depreciation	(184)	—	—	(184)
	828	—	—	828

Goodwill	4,135	—	—	4,135
Intangible assets subject to amortization, net	2,570	—	—	2,570
Deferred income tax assets	569	256	(35)	790
Other assets	557	217	—	774
Total assets	$12,485	1,371	(35)	13,821

Liabilities and Equity
Current liabilities:
Accounts payable and accrued liabilities	$469	1	—	470
Current portion of debt	34	1,769	—	1,803
Deferred revenue	780	—	—	780
Other current liabilities	50	—	—	50
Total current liabilities	1,333	1,770	—	3,103
Long-term debt (note 1)	2,996	—	—	2,996
Other liabilities	304	90	(35)	359
Total liabilities	4,633	1,860	(35)	6,458
Equity / Attributed net assets	7,852	(511)	—	7,341
Noncontrolling interests in equity of subsidiaries	—	22	—	22
Total liabilities and equity	$12,485	1,371	(35)	13,821

STATEMENT OF OPERATIONS INFORMATION

Three months ended June 30, 2025

(unaudited)

	Attributed (note 1)
		Liberty
	Formula One	Live	Consolidated
	Group	Group	Liberty

	amounts in millions
Revenue:
Formula 1 revenue	$1,203	—	1,203
Other revenue	138	—	138
Total revenue	1,341	—	1,341
Operating costs and expenses:
Cost of Formula 1 revenue (exclusive of depreciation shown separately below)	779	—	779
Other cost of sales	88	—	88
Selling, general and administrative, including stock-based compensation (note 2)	111	7	118
Acquisition costs	3	—	3
Depreciation and amortization	80	—	80
	1,061	7	1,068
Operating income (loss)	280	(7)	273
Other income (expense):
Interest expense	(49)	(8)	(57)
Share of earnings (losses) of affiliates, net	(2)	73	71
Realized and unrealized gains (losses) on financial instruments, net	160	(289)	(129)
Other, net	66	4	70
	175	(220)	(45)
Earnings (loss) before income taxes	455	(227)	228
Income tax (expense) benefit	(73)	49	(24)
Net earnings (loss)	382	(178)	204
Less net earnings (loss) attributable to the noncontrolling interests	—	—	—
Net earnings (loss) attributable to Liberty stockholders	$382	(178)	204

STATEMENT OF OPERATIONS INFORMATION

Six months ended June 30, 2025

(unaudited)

	Attributed (note 1)
		Liberty
	Formula One	Live	Consolidated
	Group	Group	Liberty

	amounts in millions
Revenue:
Formula 1 revenue	$1,603	—	1,603
Other revenue	185	—	185
Total revenue	1,788	—	1,788
Operating costs and expenses:
Cost of Formula 1 revenue (exclusive of depreciation shown separately below)	1,065	—	1,065
Other cost of sales	127	—	127
Selling, general and administrative, including stock-based compensation (note 2)	212	11	223
Acquisition costs	14	—	14
Depreciation and amortization	157	—	157
	1,575	11	1,586
Operating income (loss)	213	(11)	202
Other income (expense):
Interest expense	(97)	(15)	(112)
Share of earnings (losses) of affiliates, net	(5)	77	72
Realized and unrealized gains (losses) on financial instruments, net	242	(306)	(64)
Other, net	100	6	106
	240	(238)	2
Earnings (loss) from income taxes	453	(249)	204
Income tax (expense) benefit	(49)	54	5
Net earnings (loss)	404	(195)	209
Less net earnings (loss) attributable to the noncontrolling interests	—	—	—
Net earnings (loss) attributable to Liberty stockholders	$404	(195)	209

STATEMENT OF OPERATIONS INFORMATION

Three months ended June 30, 2024

(unaudited)

	Attributed (note 1)
		Liberty	Liberty
	Formula One	Live	SiriusXM	Consolidated
	Group	Group	Group	Liberty

	amounts in millions
Revenue:
Formula 1 revenue	$853	—	—	853
Other revenue	135	—	—	135
Total revenue	988	—	—	988
Operating costs and expenses:
Cost of Formula 1 revenue (exclusive of depreciation shown separately below)	639	—	—	639
Other cost of sales	94	—	—	94
Selling, general and administrative, including stock-based compensation (note 2)	96	2	—	98
Acquisition costs	11	—	—	11
Depreciation and amortization	89	—	—	89
	929	2	—	931
Operating income (loss)	59	(2)	—	57
Other income (expense):
Interest expense	(53)	(7)	—	(60)
Share of earnings (losses) of affiliates, net	(2)	85	—	83
Realized and unrealized gains (losses) on financial instruments, net	(1)	88	—	87
Other, net	20	6	—	26
	(36)	172	—	136
Earnings (loss) from continuing operations before income taxes	23	170	—	193
Income tax (expense) benefit	1	(36)	—	(35)
Net earnings (loss) from continuing operations	24	134	—	158
Net earnings (loss) from discontinued operations	—	—	349	349
Net earnings (loss)	24	134	349	507
Less net earnings (loss) attributable to the noncontrolling interests	—	—	50	50
Net earnings (loss) attributable to Liberty stockholders	$24	134	299	457

STATEMENT OF OPERATIONS INFORMATION

Six months ended June 30, 2024

(unaudited)

	Attributed (note 1)
		Liberty	Liberty
	Formula One	Live	SiriusXM	Consolidated
	Group	Group	Group	Liberty

	amounts in millions
Revenue:
Formula 1 revenue	$1,403	—	—	1,403
Other revenue	172	—	—	172
Total revenue	1,575	—	—	1,575
Operating costs and expenses:
Cost of Formula 1 revenue (exclusive of depreciation shown separately below)	918	—	—	918
Other cost of sales	120	—	—	120
Selling, general and administrative, including stock-based compensation (note 2)	188	4	—	192
Acquisition costs	20	—	—	20
Depreciation and amortization	175	—	—	175
	1,421	4	—	1,425
Operating income (loss)	154	(4)	—	150
Other income (expense):
Interest expense	(108)	(14)	—	(122)
Share of earnings (losses) of affiliates, net	(5)	64	—	59
Realized and unrealized gains (losses) on financial instruments, net	47	19	—	66
Other, net	35	12	—	47
	(31)	81	—	50
Earnings (loss) from continuing operations before income taxes	123	77	—	200
Income tax (expense) benefit	(22)	(16)	—	(38)
Net earnings (loss) from continuing operations	101	61	—	162
Net earnings (loss) from discontinued operations	—	—	590	590
Net earnings (loss)	101	61	590	752
Less net earnings (loss) attributable to the noncontrolling interests	—	—	92	92
Net earnings (loss) attributable to Liberty stockholders	$101	61	498	660

STATEMENT OF CASH FLOWS INFORMATION

Six months ended June 30, 2025

(unaudited)

	Attributed (note 1)
		Liberty
	Formula One	Live	Consolidated
	Group	Group	Liberty

	amounts in millions
Cash flows from operating activities:
Net earnings (loss)	$404	(195)	209
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:
Depreciation and amortization	157	—	157
Stock-based compensation	8	2	10
Share of (earnings) loss of affiliates, net	5	(77)	(72)
Realized and unrealized (gains) losses on financial instruments, net	(242)	306	64
Deferred income tax expense (benefit)	9	(51)	(42)
Intergroup tax allocation	3	(3)	—
Other, net	(33)	1	(32)
Changes in operating assets and liabilities
Current and other assets	(147)	—	(147)
Payables and other liabilities	464	1	465
Net cash provided (used) by operating activities	628	(16)	612
Cash flows from investing activities:
Investments in equity method affiliates and debt and equity securities	(16)	(1)	(17)
Cash proceeds from dispositions	26	—	26
Cash (paid) received for acquisitions, net of cash acquired	(131)	—	(131)
Capital expended for property and equipment, including internal-use software and website development	(55)	—	(55)
Cash proceeds from foreign currency forward contracts	71	—	71
Other investing activities, net	(14)	—	(14)
Net cash provided (used) by investing activities	(119)	(1)	(120)
Cash flows from financing activities:
Repayments of debt	(11)	—	(11)
Other financing activities, net	19	—	19
Net cash provided (used) by financing activities	8	—	8
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	9	—	9
Net increase (decrease) in cash, cash equivalents and restricted cash	526	(17)	509
Cash, cash equivalents and restricted cash at beginning of period	2,638	325	2,963
Cash, cash equivalents and restricted cash at end of period	$3,164	308	3,472

STATEMENT OF CASH FLOWS INFORMATION

Six months ended June 30, 2024

(unaudited)

	Attributed (note 1)
		Liberty	Liberty
	Formula One	Live	SiriusXM	Consolidated
	Group	Group	Group	Liberty

	amounts in millions
Cash flows from operating activities:
Net earnings (loss)	$101	61	590	752
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:
Net (earnings) loss from discontinued operations	—	—	(590)	(590)
Depreciation and amortization	175	—	—	175
Stock-based compensation	18	2	—	20
Share of (earnings) loss of affiliates, net	5	(64)	—	(59)
Realized and unrealized (gains) losses on financial instruments, net	(47)	(19)	—	(66)
Deferred income tax expense (benefit)	2	13	—	15
Intergroup tax allocation	(62)	3	—	(59)
Intergroup tax (payments) receipts	80	3	—	83
Other, net	5	(4)	—	1
Changes in operating assets and liabilities
Current and other assets	(79)	2	—	(77)
Payables and other liabilities	203	(4)	—	199
Net cash provided (used) by operating activities	401	(7)	—	394
Cash flows from investing activities:
Investments in equity method affiliates and debt and equity securities	(1)	—	—	(1)
Cash proceeds from dispositions	—	107	—	107
Cash (paid) received for acquisitions, net of cash acquired	(205)	—	—	(205)
Capital expended for property and equipment, including internal-use software and website development	(40)	—	—	(40)
Other investing activities, net	(62)	1	—	(61)
Net cash provided (used) by investing activities	(308)	108	—	(200)
Cash flows from financing activities:
Borrowings of debt	10	—	—	10
Repayments of debt	(31)	—	—	(31)
Other financing activities, net	27	—	—	27
Net cash provided (used) by financing activities	6	—	—	6
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	(8)	—	—	(8)
Net cash provided (used) by discontinued operations:
Cash provided (used) by operating activities	—	—	753	753
Cash provided (used) by investing activities	—	—	(550)	(550)
Cash provided (used) by financing activities	—	—	(314)	(314)
Net cash provided (used) by discontinued operations	—	—	(111)	(111)
Net increase (decrease) in cash, cash equivalents and restricted cash	91	101	(111)	81
Cash, cash equivalents and restricted cash at beginning of period	1,408	305	315	2,028
Cash, cash equivalents and restricted cash at end of period	$1,499	406	204	2,109

Notes to Attributed Financial Information (Continued)

(unaudited)

(1)	A tracking stock is a type of common stock that the issuing company intends to reflect or "track" the economic performance of a particular business or "group," rather than the economic performance of the company as a whole.

On August 3, 2023, the Company reclassified its then-outstanding shares of common stock into three new tracking stocks — Liberty SiriusXM common stock, Liberty Formula One common stock and Liberty Live common stock, and, in connection therewith, provided for the attribution of the businesses, assets and liabilities of the Company’s remaining tracking stock groups among its newly created Liberty SiriusXM Group, Formula One Group and Liberty Live Group (the “Reclassification”). As a result of the Reclassification, each then-outstanding share of Liberty SiriusXM common stock was reclassified into one share of the corresponding series of new Liberty SiriusXM common stock and 0.2500 of a share of the corresponding series of Liberty Live common stock and each outstanding share of Liberty Formula One common stock was reclassified into one share of the corresponding series of new Liberty Formula One common stock and 0.0428 of a share of the corresponding series of Liberty Live common stock.

On September 9, 2024, Liberty completed the split-off (the “Liberty Sirius XM Holdings Split-Off”) of its wholly owned subsidiary, Liberty Sirius XM Holdings Inc. (“Liberty Sirius XM Holdings”). The Liberty Sirius XM Holdings Split-Off was accomplished through the redemption by the Company of each outstanding share of Liberty SiriusXM common stock in exchange for 0.8375 of a share of Liberty Sirius XM Holdings common stock, with cash paid in lieu of fractional shares. Liberty Sirius XM Holdings was comprised of the businesses, assets and liabilities attributed to the Liberty SiriusXM Group immediately prior to the Liberty Sirius XM Holdings Split-Off. The Liberty Sirius XM Holdings Split-Off was intended to be tax-free to holders of Liberty SiriusXM common stock (except with respect to cash received in lieu of fractional shares).

Liberty Sirius XM Holdings is presented as a discontinued operation in the Company’s condensed consolidated financial statements as the Liberty Sirius XM Holdings Split-Off represents a strategic shift that had a major effect on the Company’s operations and financial results.

While the Formula One Group and Liberty Live Group have separate collections of businesses, assets and liabilities attributed to them, no group is a separate legal entity and therefore cannot own assets, issue securities or enter into legally binding agreements. Holders of tracking stock have no direct claim to the group's stock or assets and therefore, do not own, by virtue of their ownership of a Liberty tracking stock, any equity or voting interest in a public company, such as Live Nation Entertainment, Inc. (“Live Nation”), in which Liberty holds an interest and that is attributed to a Liberty tracking stock group, the Liberty Live Group. Holders of tracking stock are also not represented by separate boards of directors. Instead, holders of tracking stock are stockholders of the parent corporation, with a single board of directors and subject to all of the risks and liabilities of the parent corporation.

As of June 30, 2025, the Formula One Group was primarily comprised of Liberty’s interests in Formula 1 and QuintEvents, LLC (“QuintEvents”), cash and Liberty’s 2.25% Convertible Senior Notes due 2027. As of June 30, 2025, the Formula One Group had cash and cash equivalents of approximately $3,140 million, which included $1,845 million of subsidiary cash.

As of June 30, 2025, the Liberty Live Group was primarily comprised of Liberty’s interest in Live Nation, cash, other minority investments, Liberty’s 2.375% Exchangeable Senior Debentures due 2053 and an undrawn margin loan.

Prior to the Liberty Sirius XM Holdings Split-Off, the Liberty SiriusXM common stock was intended to track and reflect the separate economic performance of the businesses, assets and liabilities attributed to the Liberty SiriusXM Group. At the time of the Liberty Sirius XM Holdings Split-Off, the Liberty SiriusXM Group was comprised of Liberty’s interest in Sirius XM Holdings, corporate cash, Liberty’s 3.75% Convertible Senior Notes due 2028, Liberty’s 2.75% Exchangeable Senior Debentures due 2049 and a margin loan obligation incurred by a wholly-owned special purpose subsidiary of Liberty. As previously disclosed, Liberty Sirius XM

Notes to Attributed Financial Information (Continued)

(unaudited)

Holdings is presented as a discontinued operation in the Company’s condensed consolidated financial statements.

On July 3, 2025, the Company acquired approximately 84% of the equity interests in Dorna Sports, S.L. (“MotoGP”) for a preliminary purchase price of approximately $3.7 billion, funded with cash on hand and borrowings of $1.0 billion under the Incremental Term Loan, as defined in note 8 of the Company’s condensed consolidated financial statements. In December 2024, the Company agreed to pay €126 million of the purchase price to the sellers in order to accommodate the European Commission’s extended regulatory review of the acquisition. The €126 million, paid in January 2025, was considered prepaid purchase consideration and is included in other assets in the accompanying condensed consolidated balance sheet as of June 30, 2025 and December 31, 2024. Prior to the acquisition, the Company entered into foreign currency forward contracts for close to the full purchase price. A portion of the foreign currency forward contracts settled on June 30, 2025 and the remainder settled in July 2025. Due to the timing of the acquisition of MotoGP, the initial accounting for the acquisition was not complete at the time the Company’s condensed consolidated financial statements were issued. The Company is in the process of determining the preliminary fair value of the net assets acquired, which will primarily be comprised of goodwill, MotoGP’s rights holder agreement with the Fédération Internationale de Motocyclisme and customer relationships. MotoGP is attributed to the Formula One Group.

On November 13, 2024, the Company announced that it is pursuing a plan to splitoff the Liberty Live Group (the “Liberty Live Split-Off”). Immediately prior to the Liberty Live Split-Off, QuintEvents, certain private assets and cash will be reattributed from the Formula One Group to the Liberty Live Group in exchange for certain private assets attributed to the Liberty Live Group. Any cash consideration will be determined at a future date based on relative valuations of the assets that are being reattributed. The Liberty Live Split-Off will be effected through the redemption of Liberty Live common stock in exchange for common stock of a newly formed company, Liberty Live Holdings, Inc. (“Liberty Live”). The Company will redeem each outstanding share of its Series A, Series B and Series C Liberty Live common stock for one share of the corresponding series of common stock of Liberty Live. As a result of the Liberty Live Split-Off, the Company and Liberty Live will be separate publicly traded companies, and the Company’s outstanding common stock, the Liberty Formula One common stock, will no longer be a tracking stock. The Liberty Live Split-Off is subject to various conditions including, among other things, shareholder approval and the receipt of an opinion of tax counsel. The Liberty Live Split-Off is expected to be completed in the second half of 2025 and is intended to be tax-free to stockholders of the Company.

For information relating to investments in affiliates accounted for using the equity method and debt, see notes 7 and 8, respectively, of the Company’s condensed consolidated financial statements.

(2)	Cash compensation expense for our corporate employees is allocated between the Formula One Group and the Liberty Live Group and between the Formula One Group, the Liberty Live Group and the Liberty SiriusXM Group prior to the Liberty Sirius XM Holdings Split-Off based on the estimated percentage of time spent providing services for each group. On an annual basis, estimated time spent is determined through an interview process and a review of personnel duties unless transactions significantly change the composition of companies, businesses and investments in either respective group that would require a timelier reevaluation of estimated time spent. Other general and administrative expenses are charged directly to the respective groups whenever possible and are otherwise allocated based on estimated usage or other reasonably determined methodology. Stock compensation related to each tracking stock is calculated based on actual awards outstanding.

While we believe that this allocation method is reasonable and fair to each group, we may elect to change the allocation methodology or percentages used to allocate general and administrative expenses in the future.

(3)	The intergroup balance at June 30, 2025 and December 31, 2024 is primarily a result of timing of tax benefits.
(4)	The Liberty Formula One common stock and Liberty Live common stock have voting and conversion rights under our restated charter. Holders of Series A common stock of each group are entitled to one vote per share, and holders of Series B common stock of each group are entitled to ten votes per share. Holders of Series C common stock of each group are generally not entitled to vote, except as (and then only to the extent) required by Delaware law, and in such limited cases are entitled to 1/100th of a vote per share. In general, holders of

Notes to Attributed Financial Information (Continued)

(unaudited)

Series A and Series B common stock vote as a single class. In certain limited circumstances, the board may elect to seek the approval of the holders of only Series A and Series B Liberty Formula One common stock, or only Series A and Series B Liberty Live common stock.

At the option of the holder, each share of Series B common stock of each group will be convertible into one share of Series A common stock of the same group. Shares of Series A common stock and shares of Series C common stock of each group are not convertible by the holder into any other security. At the discretion of our board, the common stock related to one group may be converted into common stock of the same series that is related to another group.